Filed by United Community Banks, Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended
Subject Company: ANB Holdings, Inc.
Commission File No.: 001-35095
Date: December 12, 2024
Set forth below is an internal newsletter to employees of ANB Holdings, Inc. regarding the proposed merger of ANB Holdings, Inc., with and into United Community Banks, Inc.

Merger News:
Welcome to United Community!

Over the course of the coming weeks and months, we will be sharing stories about who we are as a company and as individuals, updates about merger news, and covering specific topics from our Human Resources Department.

We anticipate, subject to regulatory approval, the legal closing date to be in early Q2 with a conversion date scheduled for July 14, 2025.

In the meantime, our teams will be routinely traveling to Oakland Park to get to know the ANB team members and discuss the transition plans.

We look forward to growing with you and becoming stronger together.

Our HR Department enjoying their holiday party!

Human Resources:
United’s HR Department will be covering a topic each week to answer questions ahead of the transition, including:

•Compensation specifics
•401K retirement and deferred compensation
•Benefits overview
•Payroll

We welcome any questions you might have through our unique HR inbox set up for ANB employees:
UnitedTogether_Questions@ucbi.com

Customer Communication:

As we begin our partnership, we know your customers will have questions. Next week, we will share a list of FAQ’s that will be provided to ANB customers that will answer many questions and provide next steps.

A little more about us…
•We are proud to have just been honored with our eighth consecutive ‘Best Banks to Work For’ award, which we believe is a direct reflection of the culture that our team has built.
•We are also a 10x winner of the JD Power award for #1 Customer Service in the Southeast and this year, #1 in trust!

IMPORTANT INFORMATION FOR SHAREHOLDERS AND INVESTORS

In connection with the Merger, United will file with the SEC a registration statement on Form S-4 that will include a proxy statement of ANB Holdings to be sent to ANB Holdings’ shareholders seeking their approval of the Merger Agreement. The registration statement also will contain the prospectus of United to register the shares of United common stock to be issued in connection with the Merger. INVESTORS AND SHAREHOLDERS OF ANB HOLDINGS ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT, INCLUDING THE PROXY STATEMENT/PROSPECTUS THAT WILL BE A PART OF THE REGISTRATION STATEMENT WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED BY UNITED WITH THE SEC, INCLUDING ANY AMENDMENTS OR SUPPLEMENTS TO THE REGISTRATION STATEMENT AND THOSE OTHER DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT UNITED, ANB HOLDINGS AND THE MERGER.

The registration statement and other documents filed with the SEC may be obtained for free at the SEC’s website (www.sec.gov). You will also be able to obtain these documents, free of charge, from United at the “Investor Relations” section of United’s website at www.ucbi.com or from ANB Holdings at www.americannationalbank.com Copies of the definitive proxy statement/prospectus will also be made available, free of charge, by contacting United Community Banks, Inc., P.O. Box 398, Blairsville, GA 30514, Attn: Jefferson Harralson, Telephone: (864) 240-6208, or ANB Holdings, Inc., 4301 North Federal Highway, Oakland Park, Florida 33308, Attn: Ginger Martin, Telephone: (954) 267-8108.

PARTICIPANTS IN THE TRANSACTION

United, ANB Holdings and certain of their respective directors and executive officers, under the rules of the SEC may be deemed to be participants in the solicitation of proxies from ANB Holdings’ shareholders in favor of the approval of the Merger Agreement. Information about such directors and executive officers of United and their direct or indirect interests, by security holdings or otherwise, can be found under the headings “Director Compensation,” “Director Independence,” “Executive Compensation,” and “Security Ownership” in United’s definitive proxy statement in connection with its 2024 annual meeting of shareholders, as filed with the SEC on April 2, 2024 (available at: https://www.sec.gov/Archives/edgar/data/857855/000110465924042444/tm248368d7_def14a.htm), and other documents subsequently filed by United with the SEC. To the extent holdings of United common stock by its directors or executive officers have changed since the amounts set forth in United’s definitive proxy statement in connection with its 2024 annual meeting of shareholders, such changes have been or will be reflected in filings with the SEC on Form 3 (Initial Statement of Beneficial Ownership of Securities), Form 4 (Statement of Changes in Beneficial Ownership) or Form 5 (Annual Statement of Beneficial Ownership of Securities) (which are available at EDGAR Search Results https://www.sec.gov/edgar/search/#/category=form-cat2&ciks=0000857855&entityName=UNITED%2520COMMUNITY%2520BANKS%2520INC%2520(UCB%252C%2520UCB-PI)%2520(CIK%25200000857855)). Further information regarding the direct or indirect interests of the directors and executive officers of United, along with information about the directors and executive officers of ANB Holdings and their direct or indirect interests and information regarding the interests of other persons who may be deemed participants in the solicitation, may be obtained by reading the proxy statement/prospectus regarding the Merger when it becomes available. Free copies of this document may be obtained as described above.